2-25-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 February 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED

Incorporated in Papua New Guinea
ARBN 069 803 998

Stock Market Codes
ASX – LHG
NASDAQ – LIHRY
POMSoX - LHG

Date: 25 February 2002

PRESENTATION FOLLOWING 31 DECEMBER 2001 FINANCIAL RESULTS

A presentation by Alan Roberts following the release of the 31 December 2001 Financial results is available on Lihir Gold's website - www.lihir.com.pg.

Rod Antal
Company Secretary

For further information call 0402 893229
Rod Antal **Company Secretary and Investor Relations**

Web Site www.lihir.com.pg

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ______________________

Name: Rod Antal

Title: Company Secretary